CONSENT of QUALIFIED PERSON

I, Leonardo Leite, MAusIMM CP (Min), consent to the public filing of the technical report titled "NI 43-101 Technical Report on the Mantos Blancos Mine, II Region, Chile" and effectively dated June 23, 2017 (the "**Technical Report**") by Osisko Gold Royalties Ltd (the "**Company**").

I also consent to the filing of any extracts from or summaries of the Technical Report in the management information circular of the Company dated June 29, 2017 (the "**Circular**").

I certify that I have read the Circular that the Technical Report supports and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of June, 2017.

Signature of Qualified Person

Leonardo Leite, MAusIMM, CP (Min)

Golder Associates S.A.
Magdalena 181, Piso 3, Las Condes, Santiago, Chile
Tel: +56 (2) 2616 2000 Fax: +56 (2) 2616 2001 www.golder.com

Golder Associates

CONSENT of QUALIFIED PERSON

I, **Ronald Turner, MAusIMM CP (Geo)**, consent to the public filing of the technical report titled "NI 43-101 Technical Report on the Mantos Blancos Mine, II Region, Chile" and effectively dated June 23, 2017 (the "**Technical Report**") by Osisko Gold Royalties Ltd (the "**Company**").

I also consent to the filing of any extracts from or summaries of the Technical Report in the management information circular of the Company dated June 29, 2017 (the "**Circular**").

I certify that I have read the Circular that the Technical Report supports and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of June, 2017.

Signature of Qualified Person

Ronald Turner, MAusIMM, CP (Geo)